SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__) *

Harvard Bioscience Inc
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

416906105
(CUSIP Number)

November 29, 2022
(Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1
NAME OF REPORTING PERSON
B. Riley Asset Management LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[ ]
(b)	[x]
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5
SOLE VOTING POWER

3,264,796



6
SHARED VOTING POWER
0



7
SOLE DISPOSITIVE POWER
3,264,796
PERSON WITH:



8
SHARED DISPOSITIVE POWER


0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,264,796
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.84%
12
TYPE OF REPORTING PERSON
IA


1
NAME OF REPORTING PERSON
Wes Cummins
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[ ]
(b)	[x]
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5
SOLE VOTING POWER


3,264,796


6
SHARED VOTING POWER
0


7
SOLE DISPOSITIVE POWER
3,264,796
PERSON WITH:



8
SHARED DISPOSITIVE POWER


0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.84%

12
TYPE OF REPORTING PERSON
IN




Item 1(a).	NAME OF ISSUER

Harvard Bioscience Inc

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

84 October Hill Road, Holliston, MA 01746.


Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of (i)
B. Riley Asset Management, LLC ('BRAM') with respect to the Shares held by certain funds and accounts (the 'BRAM Funds and Accounts') to which it acts an investment manager and (ii)
Wes Cummins ('Mr. Cummins' and, together with BRAM, the 'Reporting Persons'), who is the President of BRAM.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of
Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is

3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219.


Item 2(c). CITIZENSHIP

B. Riley Asset Management LLC - Delaware
Wes Cummins - United States of America

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the 'Common Stock')

Item 2(e).	CUSIP NUMBER

416906105



Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR
(c), CHECK

WHETHER THE PERSON FILING IS A:

(a)[ ] Broker or dealer registered under Section 15 of the Act;

(b)[ ] Bank as defined in Section 3(a)(6) of the Act;

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)[x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii) (F);

(g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act;

(i)[ ] A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act;

(j)[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages set forth herein are calculated based upon 41,657,688 shares of Common Stock outstanding as of October 31, 2022 as reported in the Company's Quarterly Report on
Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer with the Securities and Exchange
Commission on November 8, 2022.

The information required by Items 4(a) - (c)

is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.



Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2. 272 Capital Master Fund Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 15, 2023

B. Riley Asset Management LLC
By: /s/ Wes Cummins
Name: Wes Cummins
Title: Managing Member


Wes Cummins
By: /s/ Wes Cummins
Name: Wes Cummins



EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 15, 2023

B. Riley Asset Management LLC
By: /s/ Wes Cummins
Name: Wes Cummins
Title: Managing Member


Wes Cummins
By: /s/ Wes Cummins
Name: Wes Cummins